UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CBL & Associates Properties, Inc.

CBL & Associates Limited Partnership

(Full Name of Registrant)

(Former Name if Applicable)

2030 Hamilton Place Blvd., Suite 500

Address of Principal Executive Office (Street and Number)

Chattanooga, TN 37421-6000

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed on November 2, 2020 by CBL & Associates Properties, Inc. together with its majority owned subsidiary, CBL & Associates Limited Partnership (collectively, the “Company”), the Company, together with certain of its direct and indirect subsidiaries, commenced the filing of voluntary petitions (the “Chapter 11 Cases”) under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) beginning on November 1, 2020.  The Company has filed a series of motions with the Bankruptcy Court that, as granted, enable the Company to maintain its operations in the ordinary course of business.

The filing of the Chapter 11 Cases came at the same time during which the Company’s management was working to complete the preparation of financial statements and related disclosures required to be included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (the “Quarterly Report”).  Accordingly, in consideration of the significant amount of time required of management to support matters related to the Chapter 11 Cases and the additional time required by management to make appropriate revisions to the financial statements and related disclosures included in the Quarterly Report to reflect the commencement of the Chapter 11 Cases, the Company was unable to file such Quarterly Report by the prescribed date without unreasonable effort or expense.

In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Company intends to file the Quarterly Report no later than November 16, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Farzana Khaleel	423	855-0001
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial results for the three and nine months ended September 30, 2020 compared with the three and nine months ended September 30, 2019, the Company anticipates reporting the following significant changes:

•

Total revenues decreased approximately $57.4 million and $152.0 million, respectively, due to (i) store closures and rent concessions that were in effect prior to the COVID-19 pandemic for tenants with high occupancy cost levels and tenants that closed in 2019 due to bankruptcy, (ii) store closures and rent concessions involving tenants that are in bankruptcy or are struggling financially due to the impacts of the COVID-19 pandemic and (iii) the deconsolidation of three outlet centers.

•

Total property operating expenses (operating expenses, real estate taxes and maintenance and repair expenses) decreased approximately $10.3 million and $32.8 million, respectively, as a result of the temporary closure of the Company’s portfolio as a result of government mandates, aggressive actions to reduce costs and the deconsolidation of three outlet centers.

•

Total general and administrative expenses increased approximately $13.0 million and $13.2 million, respectively, primarily due to costs associated with efforts to restructure the Company’s corporate-level debt.

•	Loss on impairment decreased approximately $135.6 million and $55.2 million, respectively, due to the number of properties impaired and the timing of those impairments.
•	Litigation settlement decreased approximately $20.2 million and $67.9 million, respectively, due to the timing of payments and other permissible adjustments pursuant to the settlement agreement.
•

Gain on extinguishment of debt increased (decreased) approximately $15.4 million and $(56.3) million, respectively, due to the timing of when properties were conveyed to lenders or disposed of to settle the related debt secured by the property.

•	Net loss attributable to common shareholders (decreased) increased approximately $(36.0) million and $93.7 million, respectively.

The financial information for the three and nine months ended September 30, 2020 presented herein is preliminary and subject to change pending the filing of the Company’s Form 10-Q for the period ended September 30, 2020.

Statements in this Form 12b-25 that relate to future results and events are not facts and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, estimates and assumptions and, as such, involve certain risks and uncertainties. The ability of the Company to predict results or the actual effects of its plans and strategies is subject to inherent uncertainty. Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors. All statements other than statements of historical fact, including statements containing the words “anticipates,” “intends,” “believes,” “expects,” “will,” and similar expressions, are statements that could be deemed to be forward-looking statements. In addition, the forward-looking statements represent the Company’s views as of the date as of which they were made. The Company anticipates that subsequent events and developments may cause its views to change. However, although the Company may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date hereof. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, as amended, and in our Quarterly Reports on Form 10-Q for each interim period in 2020 under the headings “Risk Factors” and “Forward-Looking Statements”.

CBL & Associates Properties, Inc.

CBL & Associates Limited Partnership

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 10, 2020	By	CBL & ASSOCIATES PROPERTIES, INC.

/s/ Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

CBL & ASSOCIATES LIMITED PARTNERSHIP

/s/ Farzana Khaleel
Executive Vice President -
Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).